gary b. wolff, p.c.

  Counselor At Law

805 Third Avenue

Twenty First Floor

New York, New York 10022

Telephone: 212-644-6446

Facsimile: 212-644-6498

E-Mail:  wolffpc@attglobal.net

January 18, 2007

Via Federal Express

Mail Stop 7010

Pamela Long, Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Greenleaf Forest Products, Inc.

Registration Statement Form SB-2/Amendment 2

File No.: 333-137920

Dear Ms. Long:

Enclosed is Pre-Effective Amendment Two to the above Registration Statement.  The changes are made in response to staff comments on the Amendment No. 1 or represent an updating of material previously filed to reflect any developments in the business of Greenleaf Forest Products, Inc.  The paragraph numbers below correspond to the numbered comments in your January 4, 2007 letter of comment.

General

1.

Details surrounding Pinewood’s acquisition are as disclosed in vFinance Investments, Inc.’s  (“vFinance”) December 19, 2006 letter to the NASD at paragraph 6 (copy of paragraph 6 enclosed as Exhibit A).  Please note that aforesaid paragraph 6 also indicates that “Management of Greenleaf has no current intention of engaging in any merger or acquisition within the next 12 months.”  This exact same quoted language appears in paragraph 4 of the “Prospectus Summary” section of Amendment 1 to Issuer’s SB-2 Registration Statement.  We have also obtained a letter from Issuer’s President dated November 30, 2006 which was filed with the SEC as correspondence together with my December 1, 2006 letter to the SEC in response to prior comment no. 10.

gary b. wolff, p.c.

  Counselor At Law

Pamela Long, Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

January 18, 2007

Re:

Greenleaf Forest Products, Inc.

Registration Statement Form SB-2/A2

File No.: 333-137920

The Issuer’s filing is in full compliance with Rule 419 of Regulation C.  In that respect Rule 419 defines a “Blank Check Company” as:

a.

Development stage;

b.

Company with no specific business plan; or

c.

a company that has indicated that it’s business plan is to engage in a merger or acquisition.

The Issuer meets none of these descriptions in that:

a.

it is not a development stage company nor does it or its auditors refer to the Issuer (in any part of its Registration Statement) as a development stage company;

b.

both its “Management Discussion And Analysis Or Plan Of Operation” and “Business” sections to its Registration Statement specifically and in detail refer to its current and ongoing business plan which has resulted in revenues generated for the three month period ended September 30, 2006 of $158,091; and

c.

its Registration Statement at Risk Factor 2, 2nd paragraph indicates in part that “To date, no Greenleaf officer, director, or affiliate has had any preliminary contact or discussions with, nor are there any present plans, proposals, arrangements or understandings with any representatives of the owners of any business or company regarding the possibility of an acquisition or business transaction referred to herein or otherwise.”; and  Amendment 2 contains the exact same language.

Additionally, and as heretofore referred to reference is again made to Issuer’s November 30, 2006 letter to the undersigned which further indicates that Issuer has not sought any acquisition.

We have also examined SEC Release 33-8587 and the definition of a “Shell Company” as contained therein and which has no application to the Issuer in that it has both ongoing operations, assets and revenue generating activities.

gary b. wolff, p.c.

  Counselor At Law

Pamela Long, Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

January 18, 2007

Re:

Greenleaf Forest Products, Inc.

Registration Statement Form SB-2/A2

File No.: 333-137920

2.

We have compared the Selling Shareholders’ lists for companies then known as Somebox, Inc., Pinewood Imports, Ltd and EP Floors, Inc. with that of the Issuer.  It should be noted that the only place where there is a significant number of similar stockholders is when we compare Issuer’s stockholders with the Pinewood Imports, Ltd stockholder list (see enclosed chart marked Exhibit B).  This is explained by comparing the relationship to Issuer columns in Pinewood Imports, Ltd and Issuer’s Selling Shareholder section where you will note that a significant number of stockholders are related in one manner or another to each respective Issuer’s President.

We are also enclosing (as Exhibit C) excerpted copies of correspondence to the NASD which indicate the manner in which each of the shareholders of Somebox (see paragraph no. 11 to July 18, 2006 letter), EP Floors, Inc. (see paragraph no. 6 to August 15, 2006 letter), Pinewood Imports, Ltd. (see paragraph no. 2 to May 30, 2006 letter) and the Issuer were solicited.

There are no connections or relationships between any of these stockholders other than as indicated in each Registrant’s Selling Shareholder section of their respective Registration Statements in the column entitled Relationship to Issuer or Affiliate.

We have been advised that there were and are no arrangements between each Issuer’s respective shareholders and the promoters of each Registrant notwithstanding the fact that three of such Registrants were subsequently acquired.

The names of the persons involved in placing the shares with the Selling Shareholders were Company management (Michelle Maresova and Kristine Barton) with the exception that Company counsel provided access to both his adult son Brian Wolff and his assistant Holly Bottega, as indicted in response no. 7 to counsel’s December 1, 2006 letter to the SEC.

3.

The undersigned in his capacity as Issuer’s counsel asked Jonathan Rich, Executive Vice President/Director of Investment Banking of vFinance whether such firm would be willing to file 211 application on behalf of Greenleaf and vFinance agreed to do so and the manner of contact is indicated in Part 3, Supplemental Information to 211 application.  A copy of Part 3 is enclosed as Exhibit D.

gary b. wolff, p.c.

  Counselor At Law

Pamela Long, Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

January 18, 2007

Re:

Greenleaf Forest Products, Inc.

Registration Statement Form SB-2/A2

File No.: 333-137920

The filing of the 211 application was made immediately subsequent to filing of Issuer’s 1st Amendment and is reflected in Issuer’s 2nd Amendment at Risk Factor 13 and the sections entitled “Determination of Offering Price” and “Market for Securities”.

4.

Ms. Maresova’s biography now discloses that Pinewood Imports is no longer currently a public company.

If you have any questions or require anything further, please feel free to call me at 212-644-6446.

Very truly yours,

/s/ Gary B. Wolff

Gary B. Wolff

/hk

Enclosure

cc:

Greenleaf Forest Products, Inc.

Most & Company, LLP

EXHIBIT A

vFinance	vFinance Investments, Inc.
INVESTMENTS	Member NASD/SIPC
_______________________	_______________________

December 19, 2006

NASD Regulation, Inc.

OTC Compliance Unit

9509 Key West Avenue

Rockville, MD 20850-3389

Re:  Greenleaf Forest Products, Inc. Common Stock (20060072182)

To Alec Stanley:

We have received your letter dated December 11, 2006 in reference to the above mentioned Issuer. Below and attached please find the responses to your comments in the order in which you asked them.

6.

Gary B. Wolff, Pinewood’s counsel was contacted by Samuel Krieger, an attorney in New York City who he has known for approximately the past fourteen years. Initial contact took place by telephone on or about August 21, 2006. At that time, Mr. Krieger advised that he understood that Pinewood was a public company and that he had a client who wished to enter into a form of reverse merger with Pinewood. This information was relayed by Mr. Wolff to Pinewood’s then President, Keith S. Barton at which time Mr. Wolff discussed with Mr. Barton, the various terms and conditions relating to such transaction. Throughout the balance of that week Messrs. Wolff and Krieger and their respective clients remained in contact by telephone with each other and the necessary paperwork to accomplish this objective was drafted, reviewed and subsequently finalized at a closing held on September 1, 2006. Attending such closing was counsel for both parties with their respective clients being in telephone communication. The final terms and conditions of such closing were identical to the initial proposal presented on August 21, 2006.

As discussed in the “Summary of Business” section of Amendment No. 1 to Greenleaf’s Registration Statement “Pinewood filed a Form SB-2 Registration Statement with the SEC (File No.: 333-132056) which Registration Statement was declared effective April 21, 2006. On September 1, 2006, Pinewood entered into a reverse merger with a company engaged in an unrelated business and is now known as Mill Basin Technologies, Ltd. Summary information regarding such reverse merger was disclosed in Form 8-K filed with the SEC on September 7, 2006. Former company management (Keith Barton and Michell Barton a/k/a Michell Maresova) resigned from all positions held and are no longer affiliated with such company.

EXHIBIT A

Management of Greenleaf has no current intention of engaging in any merger or acquisition within the next 12 months.”

A copy of the Form 8-K referenced above is enclosed herewith.

In addition to the above and in response to Comment received from the SEC a letter from Greenleaf’s President dated November 30, 2006 (copy enclosed) was filed with the SEC as relates to Greenleaf’s business intentions.

Further, Greenleaf’s President decided to accept subscriptions from certain Pinewood stockholders so that as Greenleaf stockholders they might have an interest in Greenleaf’s activities and may, at some future date, be in a position to assist Greenleaf (and potentially enhance their stock ownership value) although not required to do so.

vFinance Investments, Inc.

/s/ Jonathan C. Rich

By: Jonathan C. Rich

       Executive Vice President – Investment Banking

EXHIBIT B

	Greenleaf Forest ProduCts, Inc.			PINEWOOD IMPORTS, LTD.

	SELLING SECURITY HOLDERS	RELATIONSHIP TO ISSUER OR AFFILIATES		SELLING SECURITY HOLDERS	RELATIONSHIP TO ISSUER OR AFFILIATES
1	Michelle Maresova	Chairman and president		Keith S. Barton	Director and wife of Keith Barton
2	Kristine Barton	Director and sister-in-law of Ms. Maresova	1	Michelle Barton	Father of Keith Barton
3	S. Craig Barton	Father of Kristine Barton	3	Craig Barton	Mother of Keith Barton
4	Gary B. Wolff	Counsel to Greenleaf	5	Patricia Barton	Brother of Keith Barton
5	Patricia Barton	Mother of Kristine Barton	6	Steven Barton	Sister of Keith Barton
6	Steven Barton	Brother of Kristine Barton	2	Kristine Barton	Brother-in-law of Keith Barton
7	Bruno Treptow	Cousin of Ms. Maresova	8	Jeffery Thompson	Minor nephew of Keith Barton
8	Jeffery Thompson	Husband of Kristine Barton	9	Michael Brian Watt	Sister of Keith Barton
9	Michael Brian Watt	Minor son of Kristine Barton	10	Lori Messervy	Sister of Keith Barton
10	Lori Messervy	Sister of Kristine Barton	11	Julie Hammond	Brother-in-law of Keith Barton
11	Julie Hammond	Sister of Kristine Barton	12	Max Hammond	Brother of Keith Barton
12	Max Hammond	Brother-in-law of Kristine Barton	13	Michael W. Barton	Sister-in-law of Keith Barton
13	Michael W. Barton	Brother of Kristine Barton	14	Roxanne Barton	Business Associate
14	Roxanne Barton	Sister-in-law of Kristine Barton	15	Stephen E. Cox	Wife of Stephen Cox
15	Stephen E. Cox	Business Associate	16	Mary Ann Cox	Business Associate
16	Mary Ann Cox	Wife of Stephen Cox		Victor Svistonoff	Sister of Victor Svistonoff
17	Bernadette Gilson	Wife of Howard Gilson		Natalie Svistonoff	Mother of Victor Svistonoff
18	Howard Gilson	Business associate		Amy Svistonoff	Sister of Victor Svistonoff
	Alex Graham	Business associate		Katherine Svistonoff –Shipman	Cousin of Keith Barton
19	Jack Greeley	Business associate	7	Bruno Treptow	Cousin of Keith Barton
20	Kyle Howland	Business associate		Gustavo Treptow	Cousin of Keith Barton
21	Sean Howland	Business associate		Ana Treptow	Aunt of Keith Barton
22	Mary Lawler	Business associate		Vicky Ainsworth	Uncle of Keith Barton
	Shawn Lawrence	Business associate		Craig Ainsworth	Business associate
23	Robert Long	Business associate	27	Carla Santia	Business associate
24	Tracey Long	Business associate		Stefan A.W. Burstin	Counsel to the Company
	Barbara McBride	Business associate	4	Gary B. Wolff	Business associate
	Peter McBride	Business associate	17	Bernadette Gilson	Business associate
	Beatrice McTernan	Business associate	18	Howard Gilson	Business associate
25	James McTernan	Business associate	32	Elizabeth A. Davison	Business associate
26	Nancy Molesworth	Business associate		Jeremy Seitz	Business associate
27	Carla Santia	Business associate	34	K. Ivan F. Gothner	Son of Company Counsel
	Camille Savoy	Business associate	31	Brian Wolff	Business associate
28	Edward A. Sundberg	Business associate	28	Edward Sundberg	Business associate
29	Cosimo Patti	Business associate	19	John Greeley	Business associate
	Holly Bottega	Assistant to Mr. Wolff	33	Paul F. Tetreault	Business associate
31	Brian Wolff	Son of Company Counsel	25	James J. McTernan	Business associate
32	Elizabeth Davison	Business associate		Sean McTernan	Business associate
33	Paul Tetreault	Business associate		Jody Walker	Business associate
34	K. Ivan F. Gothner	Business associate	29	Cosimo Patti	Business associate

EXHIBIT C

vFinance	vFinance Investments, Inc.
INVESTMENTS	Member NASD/SIPC
_______________________	_______________________

July 18, 2006

Mr. Steven D. Genegaban

NASD

OTC Compliance Unit

9509 Key West Avenue

Rockville, Maryland 20850

Re : Somebox, Inc. Common Stock (20060054512)

Dear Mr. Genegaban :

We are in receipt of your letter dated June 6, 2006 requesting additional information in regards to the above referenced application. Below, please find the requested information.

11.

Reference is herewith made to Item 26 of the Issuer’s SB-2 Registration Statement enclosed herewith as Exhibit “A”. The SEC contact person is Barbara C. Jacobs, Assistant Director, telephone no.: 202-551-3735. All 39 shareholders were solicited by the Issuer’s President who is the Issuer’s 40th shareholder. All 39 persons were known to the Issuer’s President and/or his spouse, who is the Issuer’s Director in the manner indicated on attached Exhibit “B”. Each of such persons are known to Mr. Seitz and/or his spouse as relatives, friends or business associates. All investors solicited purchased Issuer’s securities. No other persons were solicited. Copies of Investment Letters are enclosed herewith as Exhibit “C”. There were no separate Subscription Agreements. The Company did not retain nor do we have copies of cancelled checks.

We hope that this information satisfies your inquiry and will permit the application to now move forward. I look forward to hearing from you shortly. Lastly, we have included in the package to the Staff, a copy of the Issuer’s 10QSB filed with the SEC on July 12, 2006.

Yours truly,

/s/ Carmelo E. Troccoli

Carmelo E. Troccoli

Vice President – Investment Banking

EXHIBIT C

vFinance	vFinance Investments, Inc.
INVESTMENTS	Member NASD/SIPC
_______________________	_______________________

August 15, 2006

Mr. Steven D. Genegaban

NASD

OTC Compliance Unit

9509 Key West Avenue

Rockville, Maryland 20850

Re : EP Floors, Inc. Common Stock (20060058075)

Dear Mr. Genegaban :

We are in receipt of your letter dated July 17, 2006 requesting additional information in regards to the above referenced application. Below, please find the requested information.

6.

Reference is herewith made to Item 26 of the Issuer’s SB-2 Registration Statement enclosed herewith as Exhibit “A”. The Issuer’s president (and sole stockholder until March 2006) was originally issued (upon incorporation in September 2003) shares of the Issuer’s common stock. Subsequently on March 13, 2006, the Company amended its Articles of Incorporation and effected a 6,833,333 for 1 forward stock split for its then sole stockholder, its president who thereafter owned 10,250,000 shares. During March 2006, 750,000 shares of common stock were issued to 39 individuals at $.001 per share for $750 in cash.

All 39 shareholders were solicited by the Issuer’s President who is the Issuer’s 40th shareholder. All 39 persons were known to the Issuer’s President and/or his spouse, (Tracey Long) who is also a stockholder. Each of such persons are known to Mr. Long and/or his spouse as relatives, friends or business associates. All investors solicited purchased Issuer’s securities. No other persons were solicited. Copies of Investment Letters are enclosed herewith as Exhibit “B”. There were no separate Subscription Agreements. The Company did not retain nor do we have copies of cancelled checks.

We hope that this information satisfies your inquiry and will permit the application to now move forward. I look forward to hearing from you shortly.

Yours truly,

/s/ Carmelo E. Troccoli

Carmelo E. Troccoli

Vice President – Investment Banking

EXHIBIT C

vFinance	vFinance Investments, Inc.
INVESTMENTS	Member NASD/SIPC
_______________________	_______________________

May 30, 2006

Mr. Steven D. Genegaban

NASD

OTC Compliance Unit

9509 Key West Avenue

Rockville, Maryland 20850

Re : Pinewood Imports, Inc. Common Stock (20060050617)

Dear Mr. Genegaban :

We are in receipt of your letter dated May 18, 2006 requesting additional information in regards to the above referenced application. Below, please find the requested information.

1.

The Certified Shareholders List is enclosed and legible. Included here in as Exhibit A.

2.

Reference is herewith made to Item 26 of the Issuer’s SB-2 Registration Statement as filed with the SEC on April 17, 2006 and thereafter declared effective (without further amendment) on April 21, 2006. The SEC contact person is Larry Spirgel, Assistant Director, telephone no. 202-551-3810. All 39 persons were solicited by the Issuer’s President who is the Issuer’s 40th shareholder. All 39 persons were known to the Issuer’s President in the manner indicated on attached Exhibit “A”.  Each of such persons are known to Mr. Barton as relatives, friends or business associates. All investors solicited purchased Issuer’s securities. No other persons were solicited. Copies of Investment Letters were forwarded by us to you as Exhibit “C” to our May 9, 2006 letter. There were no separate Subscription Agreements. The Company did not retain nor do we have copies of cancelled checks.

We hope that this information satisfies your inquiry and will permit the application to now move forward. I look forward to hearing from you shortly.

Yours truly,

/s/ Carmelo E. Troccoli

Carmelo E. Troccoli

Vice President – Investment Banking

EXHIBIT D

Part 3 – Supplemental Information

Please review paragraphs (b)(1)-(3) of Rule 15c2-11 and provide the information requested below.

(b)(1)

Describe the circumstances surrounding the submission of this application. Include the identity of any person(s) for whom the quotation is being submitted and any information provided to your firm by such person(s).

Ms. Maresova, CEO of Greenleaf Forest Products Corporation, was referred to vFinance Investments, Inc. by Gary Wolff and contacted vFinance Investments, Inc. directly to inquire about our services as an investment bank. Mr. Wolff, counsel to the Company, is a business colleague of Jonathan Rich, EVP and Director of Investment Banking at vFinance Investments, Inc. and has worked with him on several different corporate initiatives. Ms. Maresova expressed in a meeting with Mr. Rich and other members of the Investment Banking department at vFinance Investments, Inc. a specific goal of attaining listed quotation on the OTCBB. Upon review of the Company including its business and principals, vFinance Investments, Inc. determined it was in the best interests of the Company to achieve a listed quotation on the OTCBB. vFinance Investments, Inc. is the Broker Dealer of vFinance, Inc. a financial services company that provides personalized investment banking and brokerage services to over 10,000 corporate and individual clients. vFinance.com, the firm’s Web site, is also the leading destination on the Internet for companies seeking capital, as well as institutional and high net-worth investors seeking dynamic high-growth companies.

_____________________________________________________________________________

(b)(2)

Has the issuer or its predecessor (if any) been subject to a trading suspension order issued by the SEC during the past 12 months? If a trading suspension order has been issued, provide two copies of the order or of the SEC’s public release announcing the trading suspension order.

Please check the applicable box: ☐  Trading suspension order or release enclosed.  ☒  Not applicable.

(b)(3)

Provide material information, including adverse information, regarding the issuer, that your firm is aware of or has in its possession (Do not list information already provided in Part 2). If your firm does not possess such information, please state “None” below.

Identify any applicable information by title and date.